Genesis Healthcare, Inc.
101 East State Street
Kennett Square, Pennsylvania 19348

August 13, 2015

VIA EDGAR

Gregory Dundas
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Email: dundasg@sec.gov

Re:	Acceleration Request
Genesis Healthcare, Inc. Registration Statement on Form S-3 (File No. 333-205851)
Dear Mr. Dundas:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Genesis Healthcare, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-205851) (the “Registration Statement”) be accelerated so that it will become effective no later than 4:00 p.m. Washington, D.C. time on Monday, August 17, 2015, or as soon thereafter as practicable.

The Company confirms that:

(i)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574, and that such effectiveness also be confirmed in writing.

Please telephone the undersigned at (610) 444-6350 if you have any questions or require any additional information.

Very truly yours,

GENESIS HEALTHCARE, INC.

By:	/s/ Michael S. Sherman
	Name:	Michael S. Sherman
	Title:	Senior Vice President, General Counsel, Secretary and Assistant Treasurer